UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 18, 2019

Commission File Number 1-13610

CIM COMMERCIAL TRUST CORPORATION

(Exact name of registrant as specified in its charter)

Maryland	75-6446078
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

17950 Preston Road, Suite 600,
Dallas, TX 75252	(972) 349-3200
(Address of principal executive offices)	(Registrant’s telephone number)

Former name, former address and former fiscal year, if changed since last report: NONE

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐                            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐                            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐                            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒                          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 2.02 Results of Operations and Financial Condition

On March 18, 2019, CIM Commercial Trust Corporation (the “Company”) issued a press release announcing its financial results for the three months and year ended December 31, 2018.  A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated by reference herein.

The information in this Item 2.02 and Exhibit 99.1 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 7.01 Regulation FD Disclosure

A copy of the Company’s Q4 2018 Investor Presentation is attached to this Form 8-K as Exhibit 99.2 and is incorporated by reference herein. Additionally, the Company has posted a copy of the presentation on its Shareholder Relations page at http://shareholders.cimcommercial.com/.

The information in this Item 7.01 and Exhibit 99.2 are being furnished and shall not be deemed “filed” for the purposes of Section 18 of the Exchange Act or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference into any filing of the Company under the Securities Act or the Exchange Act, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

Item 8.01 — Other Events

The information set forth in Item 7.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits

Exhibit No.	Description
99.1	Press release, dated March 18, 2019, regarding the Company’s financial results for the three months and year ended December 31, 2018.
99.2	Investor Presentation Q4 2018.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 18, 2019

CIM COMMERCIAL TRUST CORPORATION

By:	/s/ David Thompson
David Thompson, Chief Financial Officer